UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)

Wheeler Real Estate Investment Trust, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

963025705
(CUSIP Number)

Jeffrey M. Rose, 36 West 88th St. #2, NY, NY 10024, 212-986-1703
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 963025705	Page 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Steamboat Capital Partners, LLC 45-5206506
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
719,209
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
776,920
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
776,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%
14	TYPE OF REPORTING PERSON (See Instructions)
IA; OO

SCHEDULE 13D

CUSIP No. 963025705	Page 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Parsa Kiai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
719,209
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
776,920
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
776,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%
14	TYPE OF REPORTING PERSON (See Instructions)
HC; IN

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On October 25, 2021, certain clients of IA of which an affiliate is general partner filed a complaint (the “Complaint”) against the Issuer in the Circuit Court for Baltimore County, Maryland.

The Complaint alleges that the Issuer’s distribution of rights to the Issuer’s common stockholders, and notes pursuant to the rights, when accrued Series B and Series D preferred dividends had not been fully paid, breached the provisions of the Issuer’s governing documents and violated the rights of the Series B and Series D preferred stockholders of the Issuer and, in the case of the notes so distributed, Maryland law. The Complaint seeks, as a result, to require the Issuer to pay all dividends accrued, as of the date of the distribution of rights, on the Series B and Series D preferred stock and to prohibit the Issuer from paying interest on the notes distributed to the Issuer’s common stockholders upon exercise of the rights until all accrued dividends on the Series B and Series D preferred stock are paid. The Complaint also seeks a declaration that the distribution of rights to the Issuer’s common stockholders, and notes pursuant to the rights, when accrued Series B and Series D preferred dividends had not been fully paid, breached the provisions of the Issuer’s governing documents and, in the case of the notes so distributed, Maryland law.

In addition, in the event the common stockholders approve the pending amendment to the Issuer’s Articles of Incorporation to strip the Series B preferred stock of its rights to cumulative dividends, the Complaint seeks to enjoin such amendment from applying retroactively.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	IA (as the portfolio manager for its clients, including funds of which an affiliate is general partner) and Mr. Kiai (as the managing member of IA) may be deemed to be the beneficial owner of the number and percentage of Shares set forth on the cover page of this Schedule 13D on which they are respectively named. As the securities actually owned are 430,526 shares of Series D Cumulative Convertible Preferred Stock and 227,652 shares of Series B Convertible Preferred Stock, which is convertible into common stock, the percentages contained herein are computed in accordance with Rule 13d-3. The aggregate percentage of Shares reported owned by each person named herein is based upon 9,712,986 Shares outstanding as of August 3, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2021, plus Shares which would be acquired on the conversion of the preferred stock as provided by Rule 13d-3.

(b)	Each of the Reporting Persons have the power to vote or direct the vote and dispose of or direct the disposition of the number and percentage of Shares indicated on the cover page of this Schedule 13D on which they are respectively named.

(c)	Transactions by the Reporting Persons (on behalf of clients of IA, including funds of which an affiliate is general partner) in Shares of the Issuer within the past sixty days (as of 8:00 AM on October 29, 2021), to the extent not previously reported on this Schedule 13D, are set forth on Schedule 5.

(d)	Clients of IA, including funds of which an affiliate is general partner, own the Shares which are the subject of this Schedule 13D and have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following:

99.3	Complaint filed against the Issuer in the Circuit Court, Baltimore County, Maryland.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2021

/s/ Parsa Kiai
Parsa Kiai

Steamboat Capital Partners, LLC

By: /s/ Parsa Kiai, Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Schedule 5

Transactions in the Shares of the Issuer During the Last 60 Days

The following table set forth all transactions in the Shares effected in the past sixty days by the Reporting Persons on behalf of clients of IA (as of 8:00 AM on October 29, 2021) to the extent not previously reported on this Schedule 13D. All such transactions were effected in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s column Price Per Share ($) is a weighted average price. These Shares were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range ($). The transactions reported hereon are transactions in convertible preferred securities of the Issuer convertible into Shares and the price and number of shares reported below is the price and number of such securities actually purchased. Series D Cumulative Convertible Preferred Shares are convertible into Shares at a ratio of 1.4741 to 1 and Series B Convertible Preferred Shares are convertible into Shares at a ratio of .625 to 1. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price per Share ($)	Price Range ($)

Transactions in Series D Cumulative Convertible Preferred Shares

10/21/2021	(639)	16.2272	16.21-16.25
10/22/2021	(644)	16
10/25/2021	(641)	15.6322	15.50-15.80
10/26/2021	(652)	15.75
10/27/2021	(692)	15.7
10/28/2021	(748)	16

Transactions In Series B Convertible Preferred Shares

10/21/2021	(271)	8.75
10/22/2021	(217)	8.5
10/25/2021	(219)	8.65	8.60-8.70
10/26/2021	(231)	8.3943	8.19-8.59
10/27/2021	(246)	8.04
10/28/2021	(255)	8.1523	8.00-8.355